

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Ernie L. Danner
Chief Executive Officer
Exterran GP LLC
1666 Northchase Drive
Houston, Texas 77060

     Re: Exterran Partners, L.P.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 25, 2010
             File No. 001-33078

Dear Mr. Danner:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director